UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 29, 2014

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 28, 2014, announcing STMicroelectronics’ 2014 first quarter financial results.

PR No. C2749C

STMicroelectronics
Reports 2014 First Quarter Financial Results

•	First quarter financial results in line with expectations; year-over-year operating income improvement of $188 million before impairment and restructuring charges
•	Strategic agreement for 28nm FD-SOI technology signed with a top-tier foundry
•	Stable cash dividend of US$0.10 per share for both the second and third quarters of 2014 to be proposed to the 2014 Annual General Meeting of Shareholders

Geneva, April 28, 2014 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the first quarter ended March 29, 2014.

First quarter net revenues totaled $1.83 billion, gross margin was 32.8%, and net loss was $0.03 per share.

“First quarter revenue and gross margin results were well aligned with our guidance,” commented ST President and CEO Carlo Bozotti. “The combination of a positive macro-economic environment and our leading-edge product portfolio helped to drive higher year-over-year revenues in Microcontrollers, Automotive, Industrial and Power, as well as in the Distribution channel. Our general-purpose microcontroller business enjoyed the fourth consecutive quarter of record revenues and today, ST is the second largest player worldwide in microcontrollers, including both general-purpose and secure.*

“During the first quarter, ST posted an operating profit before impairment and restructuring charges of $8 million, improving by $188 million year-over-year, driven by the exit from ST-Ericsson as well as operating expenses well in line with our financial model. Additionally, our strong and growing product momentum in our Sense & Power and Automotive segment translated into an operating margin improvement of 360 basis points in this segment compared to the year-ago quarter.

“In our Digital Convergence business, we made progress in building the pipeline to sustain its future turnaround; design-win momentum for our latest ARM-based client and server portfolio for HEVC and ultra-HD set-top-box continued during the quarter, as well as for our FD-SOI based IC solutions.”

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(*) Source: IHS Technology Competitive Landscaping Tool, March 2014

Summary Financial Highlights
U.S. GAAP (Million US$)	Q1 2014	Q4 2013	Q1 2013(a)
Net Revenues	1,825	2,015	2,009
Gross Margin	32.8%	32.9%	31.3%
Operating Income (Loss), as reported	(4)	(11)	(281)
Net Income (Loss) attributable to parent company	(24)	(36)	(171)
(a) Net revenues include sales recorded by ST-Ericsson as consolidated by ST. ST-Ericsson was deconsolidated on September 1, 2013

Non-U.S. GAAP* (Million US$)	Q1 2014	Q4 2013	Q1 2013
Operating Income (Loss) before impairment and restructuring charges	8	18	(180)
Operating Margin before impairment and restructuring charges	0.4%	0.9%	(8.9%)

First Quarter Review

ST’s first quarter revenues, excluding legacy ST-Ericsson products, grew 0.7% on a year-over-year basis and decreased 6.4% sequentially. First quarter total revenues, including legacy ST-Ericsson products, decreased year-over-year and sequentially by 9.2% and 9.4%, respectively.

Microcontroller, Memory, and Secure MCU (MMS) and Automotive (APG) led the product lines with year-over-year revenue growth of 15.6% and 15.5%, respectively.

On a year-over-year basis by region of shipment, Greater China & South Asia posted total revenue growth of 1.4% while EMEA and the Americas decreased by 4.4% and 8.6%, respectively. Japan & Korea revenues decreased 34.9% driven by a significant decrease in legacy ST-Ericsson products.

In the first quarter, ST and InvenSense settled all pending proceedings and have entered into a patent cross-license agreement. Under the terms of the settlement, InvenSense made a one-time $15 million payment in the first quarter of 2014. ST will collect royalties under the terms of the patent cross license in the future. The expected royalties will not be material to ST’s financial results.

First quarter gross profit was $599 million and gross margin was 32.8%. Gross margin improved 150 basis points year-over-year, benefiting from the one-time licensing payment, manufacturing efficiencies and lower unsaturation charges partially offset by price pressure. Gross margin decreased 10 basis points sequentially due to usual price pressure and manufacturing inefficiencies partially offset by product mix and the one-time licensing payment.

Combined R&D and SG&A expenses decreased 25.4% to $606 million compared to $812 million in the year-ago quarter mainly due to the exit from ST-Ericsson and ongoing cost reduction activities and on a sequential basis decreased 7.8% benefiting from ongoing cost reduction initiatives and a lower number of days in the quarter. R&D expenses in the first quarter were $378 million decreasing by 29.1% and 7.2% on a year-over-year and sequential basis, respectively. SG&A expenses totaled $228 million in the first quarter, a reduction of 18.4% and 8.8% compared to the year-ago and prior quarter, respectively.
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(*)Operating income (loss) before impairment and restructuring charges and operating margin before impairment and restructuring charges are non-U.S. GAAP measures. Please refer to Attachment A for reconciliation to U.S. GAAP and additional information explaining why the Company believes these measures are important.

First quarter other income & expenses, net, registered income of $15 million mainly benefiting from the sale of assets totaling $13 million and $21 million of R&D grants. These R&D grants do not include the Nano2017 R&D grants, pending European Union approval now expected in the second quarter of 2014.

First quarter operating income and operating margin before impairment and restructuring charges improved to $8 million and 0.4%, respectively, compared to a loss of $180 million or negative 8.9% in the year-ago quarter principally due to the exit from ST-Ericsson and ongoing cost reduction activities. Impairment and restructuring charges were significantly reduced in the first quarter at $12 million compared to $101 million in the year-ago quarter and $29 million in the prior quarter.

First quarter net loss attributable to parent company was $24 million or $(0.03) per share, compared to a net loss per share of $(0.19) and $(0.04) in the year-ago and prior quarter, respectively. On an adjusted basis, ST’s non-U.S. GAAP net loss per share was $(0.01) in the first quarter compared to a net loss per share of $(0.13) and $(0.01) in the year-ago and prior quarter, respectively.*

For the first quarter of 2014, the effective average exchange rate for the Company was approximately $1.35 to €1.00 compared to $1.31 to €1.00 for the first quarter of 2013 and $1.34 to €1.00 for the fourth quarter of 2013.

Quarterly Net Revenues Summary

Commencing January 1, 2014, the Company transferred the former Wireless Product Group (legacy ST-Ericsson products) into the Digital Convergence Group.

Net Revenues By Product Line and Segment (Million US$)	Q1 2014	Q4 2013	Q1 2013
Analog & MEMS (AMS)	304	337	313
Automotive (APG)	445	449	385
Industrial & Power Discrete (IPD)	442	447	429
Sense & Power and Automotive Products (SP&A)	1,191	1,233	1,127
Digital Convergence Group (DCG) (a)	205	307	496
Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP) (a)	77	112	72
Microcontroller, Memory & Secure MCU (MMS)	346	357	299
Embedded Processing Solutions (EPS)	628	776	867
Others	6	6	15
Total	1,825	2,015	2,009
(a)
Reflecting the transfer of Wireless (legacy ST-Ericsson products) and the Image Signal Processor business unit from IBP to DCG as of January 1, 2014, the Company has reclassified prior- period revenues.

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(*)Adjusted net earnings per share is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Net Revenues By Market Channel (%)	Q1 2014	Q4 2013	Q1 2013
Total OEM	70%	73%	75%
Distribution	30%	27%	25%

Quarterly Revenues and Operating Results by ST Product Segment

Operating Segment (Million US$)	Q1 2014 Net Revenues	Q1 2014 Operating Income (Loss)	Q4 2013 Net Revenues	Q4 2013 Operating Income (Loss)	Q1 2013 Net Revenues	Q1 2013 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	1,191	104	1,233	96	1,127	58
Embedded Processing Solutions (EPS) (a)	628	(80)	776	(66)	867	(210)
Others (b)(c)	6	(28)	6	(41)	15	(129)
TOTAL	1,825	(4)	2,015	(11)	2,009	(281)

 (a) Embedded Processing Solutions includes the Wireless product line which includes a portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results until September 1, 2013, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services, and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $5 million, $7 million, and $24 million of unused capacity charges in the first quarter of 2014 and fourth and first quarters of 2013, respectively; and $12 million, $29 million, and $101 million of impairment, restructuring charges, and other related closure costs in the first quarter of 2014 and fourth and first quarters of 2013, respectively.

Sense & Power and Automotive Products (SP&A) first quarter net revenues increased 5.7% compared to the year-ago quarter driven by APG and IPD. SP&A revenues decreased 3.5% sequentially. SP&A operating margin improved to 8.7% in the 2014 first quarter compared to 5.1% in year-ago quarter reflecting leverage on revenue growth, product innovation and manufacturing performance. SP&A operating margin in the prior quarter was 7.7%.

Embedded Processing Solutions (EPS) first quarter net revenues, including $63 million from legacy ST-Ericsson products, decreased 27.6% on a year-over-year basis mainly due to the phasing out of legacy ST-Ericsson products and lower sales of set-top-box products, despite strong growth in microcontrollers. Revenues decreased 19.1% sequentially mainly due to the decrease in ST-Ericsson legacy products and lower sales of set-top-box and imaging products. EPS segment operating margin was negative 12.7% in the 2014 first quarter, compared to negative 24.2% and negative 8.5% in the year-ago and prior quarter, respectively.

“We have just signed a strategic agreement with a top-tier foundry for 28nm FD-SOI technology. This agreement expands the ecosystem, assures the industry of high-volume production of ST’s FD-SOI based IC solutions for faster, cooler, and simpler devices and strengthens the business and financial prospects of the Embedded Processing Solutions Segment,” said Jean-Marc Chery, Executive Vice President and General Manager, Embedded Processing Solutions.

Cash Flow and Balance Sheet Highlights

Free cash flow was negative $51 million in the first quarter compared to negative $65 million in the year-ago quarter and positive $91 million in the prior quarter.*

Capital expenditure payments, net of proceeds from sales, were $112 million during the first quarter of 2014 compared to $111 million and $133 million in the year-ago and prior quarter, respectively.

Inventory was $1.33 billion at quarter end, substantially flat with the prior quarter. Inventory in the first quarter of 2014 was at 3.7 turns or 97 days.

In the first quarter, the Company paid cash dividends totaling $85 million.

ST’s net financial position was $612 million at March 29, 2014 compared to $741 million at December 31, 2013.* ST’s financial resources equaled $1.75 billion and total debt was $1.13 billion at March 29, 2014.

Total equity, including non-controlling interest, was $5.68 billion at quarter end.

Second Quarter 2014 Business Outlook

Mr. Bozotti stated, “In the second quarter, we expect overall revenues to increase sequentially by about 2% at the midpoint. As anticipated, ST-Ericsson’s legacy products are winding down and revenues are expected to be less than half of the $63 million recorded in the first quarter.

“We are encouraged by the signs of improvement in the macro-economic environment generally and by specific product dynamics expected in the next several quarters. In the second quarter, we see opportunities to continue to expand our customer base, driven by strength in microcontrollers, automotive and industrial, and power applications and by the initial recovery of the Embedded Processing Solutions segment.

“In addition, we see opportunities to further advance ST’s leadership in key embedded processing solutions and technologies with the approval of the Nano2017 R&D program, now expected this quarter.

“Finally, based upon our financial position, performance and market outlook, the Supervisory Board is recommending to shareholders the approval of a $0.10 per share cash dividend for the second and third quarters of this year, stable with prior periods and in line with our intention to continue to return value to shareholders.”

Reflecting no one-time licensing revenues compared to the first quarter, the Company expects second quarter 2014 revenues to increase about 2% on a sequential basis, plus or minus 3.5 percentage points. As a result, gross margin in the second quarter is expected to be about 33.6%, plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.36 = €1.00 for the 2014 second quarter and includes the impact of existing hedging contracts. The second quarter will close on June 28, 2014.
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(*)Free cash flow and net financial position are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Key Summary Financial Information

Reflecting the transfer of Wireless (legacy ST-Ericsson products) and the Image Signal Processor business unit from IBP to DCG as of January 1, 2014, the Company has reclassified prior period revenues.

Revenues (Million US$)	Q1 2013	Q2 2013	Q3 2013	Q4 2013	FY 2013	Q1 2014
DCG	496	375	314	307	1,491	205
IBP	72	98	128	112	410	77

Recent Corporate Developments

•
On February 10, ST and InvenSense announced that they had settled all pending proceedings between them and have entered into a patent cross-license agreement. Under the terms of the settlement, InvenSense made a one-time $15 million payment in the first quarter of 2014 but neither ST nor InvenSense has made any admission of liability. ST will collect royalties under the terms of the patent cross license in the future. The expected royalties will not be material to ST’s financial results. Other terms between the parties are confidential.

•
On April 9, the European Commission approved €34 million in aid for the TOURS 2015 research program led by ST; the aid, granted by France to ST for the development of new technologies in the Nanoelectronics sector, was in line with EU state-aid rules. In particular, the Commission considers that the project will help achieve EU scientific and environmental targets without unduly distorting competition.

Q1 2014 – Product and Technology Highlights

During the quarter, ST made strong progress with important new-product introductions and significant design wins.

Embedded Processing Solutions (EPS)

Digital Convergence (DCG)
•	Continued building global momentum in set-top boxes, collecting several design wins including HEVC HD, HEVC UHD, and DOCSIS 3.0 sockets across Cannes, Alicante, Liege, and all product families.
•
Announced expansion of offering in set-top box, including new devices in the Liege family and cooperation with third-party partners to provide complete and seamless solutions for the worldwide broadcast markets.

•	Continued to see strong momentum for 28nm FD-SOI, collecting two additional design wins.
•
Previewed groundbreaking next-generation computing architecture for the Digital Home that builds on current ARM-based SoCs while leveraging 64-bit ARM cores to support the increasing performance and memory requirements of future SoCs.

Imaging, Bi-CMOS, ASIC and Silicon Photonics (IBP)
•	Won new silicon-photonics project and transceiver chipset for FibreChannel high-speed data-storage applications with a key customer.
•	Captured design win for analog switch for cell-phone-antenna chipset.
•	Awarded a major socket for time-of-flight photonic sensor for an innovative camera system by a leading smart-phone manufacturer.
•	Began shipping dedicated imaging-processing chip to a leading Asian smart-phone manufacturer for their flagship phone.

Microcontroller, Memory and Secure MCU (MMS)
•	Ramped production of STM32 microcontrollers for three new Samsung smartwatches that were unveiled at MWC2014.
•	Earned wins for lower-end ARM® Cortex®-M STM32F0 in several sensors, lighting applications, and gaming accessories.
•	Captured Flash-based Secure MCU win for a major smartcard health program in Europe.
•	Announced new platforms (STM32 Nucleo) and software (STM32Cube) to enhance the development ecosystem and make STM32s even easier to design with.
•	Extended the industry’s broadest portfolio of ARM Cortex-M microcontrollers with the introduction of STM32L0 ultra-low power series featuring ARM Cortex M0+ core.
•	Awarded high-density standard-EEPROM socket for parameter storage in an NFC module from a worldwide key player.

Sense & Power and Automotive Products (SP&A)

Analog, MEMS and Sensors (AMS)
•
Ramped production of touch-screen controllers for new Samsung smartphone that was launched in the first quarter of 2014. Touch-screen controller also gained momentum with additional big wins in tablets in Asia.

•	Captured 100% share in all pressure sensors with a leading consumer brand in Asia.
•	Introduced 2x2mm pressure-sensor in unique package technology that protects the sensing element, making it ideal for wearable applications.
•	Increased penetration with multiple 6-axis sensor wins across Greater China region in leading manufacturers.
•	Expanded presence of accelerometers in automotive-infotainment market with design awards from top players across the globe.
•	Revealed 9-axis movement and position sensor that delivers enhanced performance with reduced power demand in a package almost 35% smaller than previous generations.
•	Leveraged outstanding low-power performance of Bluetooth Low Energy and Spirit1 sub-gigahertz radios with multiple design wins and orders.
•	Reconfirmed leadership in automotive-grade high-precision op amp with design-win at a leading Americas manufacturer.
•	Announced broad portfolio of analog devices that comprise the industry’s most complete set of building blocks for creating innovative wearable applications.

Automotive (APG)
•	Signed an exclusive agreement to supply audio amplifiers to a market-leading manufacturer of audio sound systems.
•	Captured the win for the EyeQ4 next-generation advanced driver assist system (ADAS) vision processor from Mobileye, the top supplier of such systems.

•	Earned breakthrough for car audio processor with a win with a major manufacturer in the Japanese market.
•	Launched third-generation single-chip standalone positioning family capable of receiving signals from all of the major satellite navigation systems.

Industrial and Power Discrete (IPD)
•	Secured qualifications from several power-supply manufacturers for low-voltage MOSFETS.
•	Launched complete and configurable plug-and-play street-lighting solution for efficient control of dimmable, high-brightness LED strings to optimize dimming and minimize power in idle conditions.
•	Earned first win from a large Chinese manufacturer for high-voltage IGBT for a telecom application.
•	Secured wins in smartphone and GPS applications for tunable integrated RF capacitor and ultraminiature balun with leading manufacturers.
•	Landed a design win for a SmartGrid platform in an Eastern Europe pilot program.
•	Won sockets in key mobile applications from global players for ultra-miniature filtering and protection devices.
•	Revealed high-voltage silicon carbide power MOSFETs that help save at least 50% of previously wasted energy.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•Uncertain macro-economic and industry trends;
•Customer demand and acceptance for the products which we design, manufacture and sell;
•Unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;
•The loading and the manufacturing performance of our production facilities;

•The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Restructuring charges and associated cost savings that differ in amount or timing from our estimates;
•Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•Changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities;
•Availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2013, as filed with the SEC on March 5, 2014. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On April 29, 2014, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the first quarter of 2014.

The conference call will be held at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until May 9, 2014.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2013, the Company’s net revenues were $8.08 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:
STMicroelectronics
INVESTOR RELATIONS:	MEDIA RELATIONS:
Tait Sorensen	Nelly Dimey
Group VP, Investor Relations	Director, Corporate Media and Public Relations
Tel: +1 602 485 2064	Tel: + 33 1 58 07 77 85
tait.sorensen@st.com	nelly.dimey@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 29,	March 30,
	2014	2013

Net sales	1,801	2,003
Other revenues	24	6
NET REVENUES	1,825	2,009
Cost of sales	(1,226)	(1,381)
GROSS PROFIT	599	628
Selling, general and administrative	(228)	(279)
Research and development	(378)	(533)
Other income and expenses, net	15	4
Impairment, restructuring charges and other related closure costs	(12)	(101)
Total Operating Expenses	(603)	(909)
OPERATING LOSS	(4)	(281)
Interest expense, net	(2)	(7)
Loss on equity-method investments	(8)	(13)
Gain on financial instruments, net	1	-
LOSS BEFORE INCOME TAXES	(13)	(301)
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	(9)	4
NET LOSS	(22)	(297)
Net loss (income) attributable to noncontrolling interest	(2)	126
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(24)	(171)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.03)	(0.19)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.03)	(0.19)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	890.7	888.0

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	March 29,	December 31,	March 30,
In millions of U.S. dollars	2014	2013	2013
	(Unaudited)	(Audited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	1,744	1,836	1,718
Short-term deposits	1	1	1
Marketable securities	-	57	187
Trade accounts receivable, net	1,112	1,049	1,025
Inventories	1,331	1,336	1,306
Deferred tax assets	130	123	141
Assets held for sale	-	16	37
Other current assets	382	389	501
Total current assets	4,700	4,807	4,916
Goodwill	90	90	140
Other intangible assets, net	228	217	208
Property, plant and equipment, net	3,066	3,156	3,275
Non-current deferred tax assets	222	227	439
Restricted cash	-	-	4
Long-term investments	72	76	110
Other non-current assets	639	600	540
	4,317	4,366	4,716
Total assets	9,017	9,173	9,632

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	225	225	250
Trade accounts payable	764	694	862
Other payables and accrued liabilities	866	937	997
Dividends payable to stockholders	4	89	-
Deferred tax liabilities	-	-	11
Accrued income tax	51	48	77
Total current liabilities	1,910	1,993	2,197
Long-term debt	908	928	647
Post-employment benefit obligations	366	366	474
Long-term deferred tax liabilities	10	11	15
Other long-term liabilities	148	158	351
	1,432	1,463	1,487
Total liabilities	3,342	3,456	3,684
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,710,805 shares issued, 890,689,950 shares outstanding)
Capital surplus	2,587	2,581	2,559
Retained earnings	1,052	1,076	1,788
Accumulated other comprehensive income	1,024	1,042	673
Treasury stock	(212)	(212)	(239)
Total parent company stockholders' equity	5,607	5,643	5,937
Noncontrolling interest	68	74	11
Total equity	5,675	5,717	5,948
Total liabilities and equity	9,017	9,173	9,632

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2014	Q4 2013	Q1 2013

Net Cash from operating activities	53	270	66
Net Cash used in investing activities	(39)	(145)	(81)
Net Cash from (used in) financing activities	(105)	270	(481)
Net Cash increase (decrease)	(92)	402	(532)

Selected Cash Flow Data (in US$ millions)	Q1 2014	Q4 2013	Q1 2013

Depreciation & amortization	205	225	237
Net payment for Capital expenditures	(112)	(133)	(111)
Dividends paid to stockholders	(85)	(89)	(89)
Change in inventories, net	6	-	30

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q1 2014 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	599	(4)	(24)	(0.03)
Impairment & Restructuring		12	12
Estimated Income Tax Effect			(1)
Non-U.S GAAP	599	8	(13)	(0.01)

Q4 2013 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	662	(11)	(36)	(0.04)
Impairment & Restructuring		29	29
Estimated Income Tax Effect			(6)
Non-U.S GAAP	662	18	(13)	(0.01)

Q1 2013 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	628	(281)	(171)	(0.19)
Impairment & Restructuring		101	58
Estimated Income Tax Effect			(3)
Non-U.S GAAP	628	(180)	(116)	(0.13)

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	March 29, 2014	December 31, 2013	March 30, 2013
Cash and cash equivalents	1,744	1,836	1,718
Marketable securities	-	57	187
Short-term deposits	1	1	1
Non-current restricted cash	-	-	4
Total financial resources	1,745	1,894	1,910
Short-term debt	(225)	(225)	(250)
Long-term debt	(908)	(928)	(647)
Total financial debt	(1,133)	(1,153)	(897)
Net financial position	612	741	1,013

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding proceeds from the sale of marketable securities and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q1 2014	Q4 2013	Q1 2013
Net cash from operating activities	53	270	66
Net cash used in investing activities	(39)	(145)	(81)
Proceeds from sale of marketable securities and net cash variation for joint ventures deconsolidation	(65)	(34)	(50)
Free cash flow	(51)	91	(65)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 29, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services